October 5, 2012

Mr. Todd K. Schiffman and Mr. Jonathan E. Gottlieb

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:          Global Cash Access Holdings, Inc. File No. 001-32622

Dear Mr. Schiffman and Mr. Gottlieb:

This correspondence is in reference to the SEC Comment Letter dated September 25, 2012 that requires a response within ten business days.  We are requesting an extension until November 30, 2012 to complete our response to the Comment Letter.

If you have any questions, please contact me at (702) 855-3000.

Kind regards,

/s/ Todd A. Valli
Todd A. Valli
Director, SEC Reporting
Global Cash Access Holdings, Inc.